Exhibit (a)(1)(C)

Offer to Purchase

All Outstanding Shares of Common Stock

of

DYNAVAX TECHNOLOGIES CORPORATION

at

$15.50 PER SHARE, NET IN CASH

Pursuant to the Offer to Purchase dated January 12, 2026

by

SAMBA MERGER SUB, INC.

an indirect wholly owned subsidiary of

SANOFI

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON FEBRUARY 9, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

January 12, 2026

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Samba Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of SANOFI, a French société anonyme (“Parent”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (each, a “Share” and, collectively, the “Shares”) of Dynavax Technologies Corporation, a Delaware corporation (the “Company”), for $15.50 per Share, in cash (such amount or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 12, 2026 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”) enclosed herewith. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 23, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal (together with the included Internal Revenue Service Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

3.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4.	The Company’s Solicitation/Recommendation Statement on Schedule 14D-9, dated January 12, 2026.

We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at one minute following 11:59 P.M., Eastern Time, on February 9, 2026, unless the Offer is extended by the Purchaser or earlier terminated. Previously tendered Shares may be withdrawn at any time until the Offer has expired, and if not previously accepted for payment, may also be withdrawn at any time after March 13, 2026, pursuant to SEC (as defined in the Offer to Purchase) regulations or earlier terminated in accordance with its terms or the terms of the Merger Agreement.

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation and as an indirect wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the Company’s stockholders.

The Board of Directors of the Company has unanimously: (a) determined that entry into the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; (b) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL; (c) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (d) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For Shares to be properly tendered to the Purchaser pursuant to the Offer the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth below.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer, including the Transactions, other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (877) 750-0831

Banks and Brokers may call collect: (212) 750-5833